SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gaucho Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36809R503

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36809R503	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 97,482 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 97,482 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,482 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)  As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this “Amendment No. 1”), such shares and percentage are based on 889,263 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding as of August 14, 2024, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2024, filed with the U.S. Securities and Exchange Commission on August 14, 2024 (the “Form 10-Q”), and do not give full effect to the shares of common stock, par value $0.01 per share (the “Common Stock”), issuable upon (i) full exercise of common stock purchase warrants held by the reporting person (the “Warrants”), which exercises are subject to a 4.99% beneficial ownership limitation provision, or (ii) upon full conversion of senior secured convertible notes (the “Notes”) held by the reporting person, which conversions are subject to a 9.99% beneficial ownership limitation provision.

CUSIP No. 36809R503	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS 3i Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 97,482 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 97,482 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,482 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)  As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 889,263 shares of Common Stock outstanding as of August 14, 2024, as disclosed in the Form 10-Q, and such shares and percentage do not give full effect to the Common Stock issuable upon (i) full exercise of the Warrants indirectly held by the reporting person, which exercises are subject to a 4.99% beneficial ownership limitation provision, and (ii) full conversion of the Notes indirectly held by the reporting person, which conversions are subject to a 9.99% beneficial ownership limitation provision.

CUSIP No. 36809R503	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 97,482 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 97,482 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,482 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  As more fully described in Item 4 of this Amendment No. 1, such shares and percentage such shares and percentage are based on 889,263 shares of Common Stock outstanding as of August 14, 2024, as disclosed in the Form 10-Q, and such shares and percentage do not give full effect to the Common Stock issuable upon (i) full exercise of the Warrants indirectly held by the reporting person, which exercises are subject to a 4.99% beneficial ownership limitation provision, and (ii) full conversion of the Notes indirectly held by the reporting person, which conversions are subject to a 9.99% beneficial ownership limitation provision.

CUSIP No. 36809R503	13G	Page 5 of 9 Pages

This Amendment No. 1 to Statement on Schedule 13G (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13G filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2024 (the “Schedule 13G”). The purpose of this Amendment No. 1 is to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G and update Item 2(e) in the Schedule 13G to reflect the 1-for-10 reverse stock split of the Company’s outstanding shares of common stock that was effected on May 1, 2024.

Item 1(a). Name of Issuer:

Gaucho Group Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 111 Lincoln Road, Suite 500, Miami, FL 33139.

Item 2(a). Names of Persons Filing:

This Amendment No. 1 is filed by:

(i)	3i, LP, a Delaware limited partnership (“3i”);

(ii)	3i Management LLC, a Delaware limited liability company (“3i Management”); and

(iii)	Maier Joshua Tarlow (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with the Schedule 13G as Exhibit 1, pursuant to which they have agreed to file the Schedule 13G, Amendment No. 1 and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.

Item 2(c). Citizenship:

3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Issuer’s common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 36809R503

CUSIP No. 36809R503	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 889,263 shares of Common Stock outstanding of August 14, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2024, filed by the Issuer with the SEC on August 14, 2024, and (ii) 97,482 shares of Common Stock issuable, in an combination, to 3i upon the (x) the full exercise of Common Stock purchase warrants held by 3i, which are exercisable for up to an aggregate of 35,054 shares of Common Stock (the “Warrants”), which are subject to a 4.99% beneficial ownership limitation provision, and (y) full conversion of senior secured convertible notes held by 3i in the principal aggregate amount of approximately $1.6 million (the “Notes”), which conversions are subject to a 9.99% beneficial ownership limitation provision (the “Blocker”).

3i holds the Warrants exercisable for up to an aggregate of 35,054 shares of Common Stock and the Notes convertible into a number of shares of Common Stock pursuant to, and in accordance with, the conversion price and terms of the Notes, subject to the Blocker. Due to the interaction between the Blocker and the 4.99% beneficial ownership limitation, 3i is prohibited from exercising the Warrants and/or converting the Notes into shares of Common Stock if, as a result of such exercise or conversion, respectively, 3i, together with its affiliates and any persons acting as a group together with 3i or any such affiliates, would beneficially own more than 4.99% or 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise or conversion, as applicable.

Consequently, 3i is the beneficial owner of 97,482 shares of Common Stock (the “Shares”). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 36809R503	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1 filed with the Schedule 13G.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 36809R503	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 36809R503	13G	Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated February 12, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on February 12, 2024).